Exhibit 99.2

Document Re Resolutions at AGM held on 1 February 2005

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade

Canary Wharf

London
E14 5HS